Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

05005151

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

5 January 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 5 January 2005.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dlw 1/13

Kelda Group plc announces that the group has signed £500m of new committed banking facilities.

The facilities comprise:

a. £100 million from the European Investment Bank, repayable (once drawn) over periods of up to 15 years; and

b. £400 million of 5-year committed bilateral facilities, provided by (in alphabetical order) Barclays, BNP Paribas, Fortis, HSBC, Lloyds TSB, Royal Bank of Scotland and UBS. Cazenove provided Kelda with debt financial advice on these facilities.

The facilities will be used to finance the on-going capital expenditure programme of Yorkshire Water Services Limited, and will also provide additional flexibility to it and Kelda Group plc in refinancing future debt repayments.

Enquiries:

Kelda Group: Ian Leece, Group Treasurer: 01274 804 106

END

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Wednesday, 5 January 2005 16:36:06
PRN [nPRA15AAB]

Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

7 January 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 7 January 2005.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

10:32 07 Jan PRN-REG-Kelda Group PLC<KEL.L> Director Shareholding

DIRECTORS' SHAREHOLDINGS

Kelda Group plc today announced that options over 809,394 Ordinary shares of 15 5/9 pence exercisable at 461.0 pence per share were granted on 7 January 2005 in accordance with the Company's Sharesave Scheme. The options will be exercisable normally between 2008 and 2010.

Included within the above figure, options over 411 shares were granted to Mr M G Towers, a Director of the Company.

Further information can be obtained from:

Philip Hudson

Company Secretary

01274 804110

END

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[RNS] [EUROPE] [WEU] [GB] [REG] [ELG] [LEN] [PRN]
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Friday, 7 January 2005 10:32:27
PRN [nPRA11D32]